SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Five Star Quality Care, Inc.
(Name of Subject Company (Issuer))

___________________

Senior Star Management Company

William F. Thomas
Robert D. Thomas
Gemini Properties
(Names of Filing Persons (Offerors))

___________________

Common Stock, par value $0.01 per share
(Titles of classes of securities)

33832D106
(CUSIP number of class of securities)

___________________

William F. Thomas
Senior Star Management Company
1516 South Boston Avenue, Suite 301
Tulsa, Oklahoma 74119
(918) 592-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

___________________

with a copy to:

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to preliminary communications made before the commencement of a planned tender offer by Senior Star Management Company, William F. Thomas, Robert D. Thomas, and Gemini Properties to purchase up to 10,000,000 shares of common stock, par value $0.01 per share, of Five Star Quality Care, Inc., a Maryland corporation for $3.45 per share, net to the seller in cash, without interest and less any required withholding taxes.

SENIOR STAR ANNOUNCES INTENTION TO COMMENCE TENDER OFFER FOR UP TO 10,000,000 SHARES OF FIVE STAR QUALITY CARE COMMON STOCK AT $3.45 PER SHARE IN CASH

Will Request the FVE Board to Waive the Same Ownership Restrictions for Senior Star That the Board has Recently Waived for the Portnoy’s

Urges FVE Shareholders to Take No Action in Response to the Tender Offer Commenced by Portnoy-Controlled Entity

TULSA, OK, October 13, 2016 – Senior Star Management Company (“Senior Star”) today issued a statement in response to the $3.00 per share tender offer for up to 10,000,000 shares of Five Star Quality Care, Inc. (NASDAQ: FVE) (“FVE” or the “Company”) commenced on October 6, 2016 by ABP Acquisition LLC, an entity controlled by Barry M. Portnoy and Adam D. Portnoy. Senior Star announced that it intends to commence a tender offer through an affiliated entity for up to 10,000,000 shares of the Company’s common stock in the coming days at a price of $3.45 per share in cash and urges FVE shareholders take no action at this time in response to the Portnoy’s inferior $3.00 per share offer.

Senior Star’s statement:

“We have closely monitored the recent events at Five Star relating to the $3.00 per share tender offer launched by an entity owned by Barry Portnoy and Adam Portnoy for up to 10,000,000 shares of the Company’s common stock. We are encouraged by the precedent set by Five Star’s independent Board members in waiving certain ownership restrictions and granting certain approvals in order to clear the way for the Portnoy’s tender offer.

In the coming days, Senior Star will be commencing a tender offer through an affiliated entity to acquire up to 10,000,000 shares of FVE’s common stock at a price of $3.45 per share in cash. Senior Star’s interests are truly aligned with the interests of all shareholders in providing fair value for any shareholders who may be seeking liquidity for their investment, on the one hand, while continuing to seek to take steps to improve the Company’s corporate governance and strategic direction to drive shareholder value creation for long-term holders, on the other hand. We expect Five Star’s independent directors to work with us in good faith to take whatever steps may be necessary for Senior Star to be granted similar exceptions and approvals that may be required for us to complete our offer.”

William F. Thomas and Robert D. Thomas, co-founders of Senior Star Management Company, and certain donor-advised charitable funds, collectively may be deemed to beneficially own approximately 3.36 million shares of Five Star Quality Care, Inc., or approximately 6.8% of the shares outstanding.

Headquartered in Tulsa, Oklahoma, Senior Star provides independent living, assisted living, memory care, nursing care, and home health services through its 2,200 units in 14 communities located in six states.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY FVE’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT SENIOR STAR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. FVE SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR BY CONTACTING SENIOR STAR WHEN THEY BECOME AVAILABLE.

Forward-Looking Information

This press release contains statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about beliefs or expectations, are "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as "expect," "estimate," "plan," "intend," "believe," "anticipate," "may," "will," "should," "could," "continue," "project," or similar statements or variations of such terms. Forward-looking statements are based on a series of expectations, assumptions, and projections; are not guarantees of future results or performance; and may involve risks and uncertainty. All forward-looking statements are as of the date of this release only; Senior Star undertakes no obligation to update or review any forward-looking statements. Senior Star can give no assurance that such expectations or forward-looking statements will prove to be correct. Actual results may differ materially. You are urged to carefully consider all such factors.